Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
CLEANTECH SOLUTIONS INTERNATIONAL, INC.

Cleantech Solutions International, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “corporation”), does hereby certify:

1.  The Certificate of Incorporation of the corporation was filed with the Secretary of State on June 24, 1987.  A Restated Certificate of Incorporation of the corporation was filed with the Secretary of State on March 28, 2008.

2.  Paragraph (a) of Article FIFTH of the Restated Certificate of Incorporation is hereby amended and restated to read as follows:

“FIFTH: (a) The total number of shares of capital stock which the Corporation shall have authority to issue is eighty million (80,000,000) shares, of which (i) fifty million (50,000,000) shares are designated as common stock with a par value of $0.001 per share (“Common Stock”) and (ii) thirty million (30,000,000) shares are designated as preferred stock with a par value of $0.001 per share (“Preferred Stock”).

3.  Upon the filing of this Certificate of Amendment, each share of Common Stock, par value $0.001 per share, outstanding on such date, shall automatically become and be converted into one-tenth of one share of such Common Stock.

4.  This Amendment to the Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of Delaware.

5.  The capital of the corporation will not be reduced under or by reason of any amendment herein certified.

IN WITNESS WHEREOF, Cleantech Solutions International, Inc. has caused this Certificate to be signed by its Chief Executive Officer this 21st day of February, 2012.

/s/ Jianhua Wu
Jianhua Wu, Chief Executive Officer